UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 30, 2003

OM GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-12515
(Commission File Number)

52-1736882
(I.R.S. Employer Identification Number)

127 Public Square
1500 Key Tower
Cleveland, OH 44114-1221
(Address of principal executive offices)
(Zip code)

(216) 781-0083
(Registrant's telephone number, including area code)

ITEM 5. OTHER EVENTS AND REGULATION FD DISCLOSURE.

On October 30, 2003, OM Group, Inc. announced a CFO transition plan. A copy of the Company's press release announcing the transition is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OM Group, Inc.

(Registrant)

Date: October 30, 2003

/s/ Thomas R. Miklich

Name: Thomas R. Miklich
Title: Chief Financial Officer

EXHIBIT INDEX

99   Press Release of OM Group, Inc. dated October 30, 2003 announcing the Company's CFO transition plan.